Exhibit 99.99

Condensed interim consolidated financial statements

(Unaudited)

CannTrust Holdings Inc.

For the three months and six months ended June 30, 2018 and June 30, 2017

(Expressed in Canadian dollars)

CannTrust Holdings Inc.

Condensed Interim Consolidated Statements of Financial Position

(in Canadian dollars)

	June 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
Assets

Current
Cash	$11,728,174	$17,961,043
Short term investments (Note 6)	87,976,562	201,538
Harmonized sales tax recoverable	4,103,059	2,636,710
Inventory (Note 7)	25,651,950	10,959,022
Biological assets (Note 7)	22,182,880	9,843,690
Accounts receivable	503,939	160,383
Prepaids	2,048,778	2,465,506
Total current assets	154,195,342	44,227,892

Investments (Note 17)	174,673	156,073
Restricted cash (Note 6)	150,765	100,765
Property and equipment (Note 8)	48,860,635	33,963,685
Intangible assets (Note 9)	326,275	-
Financial assets (Note 10)	1,896,840	-

Total Assets	205,604,530	78,448,415

Liabilities

Current
Accounts payable and accrued liabilities	6,553,206	6,579,997
Current portion of promissory note (Note 5)	200,000	200,000
Current portion of mortgage (Note 11)	38,895	-
Total current liabilities	6,792,101	6,779,997

Promissory note (Note 5)	600,000	800,000
Mortgage (Note 11)	9,478,549	-
Deferred tax (Note 18)	4,289,290	-
Total Liabilities	21,159,940	7,579,997

Shareholders' Equity
Share capital (Note 12)	193,935,293	104,824,215
Share-based payment reserve (Note 13)	6,609,311	2,272,302
Warrants reserve (Note 14)	11,653,284	3,361,789
Retained Earnings (Deficit)	(27,753,298)	(39,589,888)
Total Shareholders' Equity	184,444,590	70,868,418
Total Liabilities and Shareholders' Equity	$205,604,530	$78,448,415

Commitments (Note 15)

Subsequent Events (Note 22)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

(signed) “Eric Paul”	Director	(signed) “Mark Litwin”	Director

CannTrust Holdings Inc.

Condensed Interim Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)

For the Three Months and Six Months Ended June 30, 2018 and June 30, 2017

(in Canadian dollars) (unaudited)

	Three months ended		Six months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

Revenue (Note 21)	$9,050,239	$4,541,378	$16,890,086	$7,574,623
Cost of goods sold	4,085,159	1,040,963	8,051,578	1,791,452
Amortization expensed to cost of sales (Note 8)	377,064	224,131	623,092	444,148
Gross profit, before the unrealized gain on changes in fair value of biological assets	4,588,016	3,276,284	8,215,416	5,339,023
Fair value changes in biological assets included in inventory sold	8,754,109	3,024,249	14,285,936	5,315,296
Unrealized gain on changes in fair value of biological assets (Note 7)	(15,350,984)	(3,747,495)	(38,515,005)	(7,765,701)
Gross profit	11,184,891	3,999,530	32,444,485	7,789,428

Expenses
Amortization (Note 8)	688,338	332,765	1,571,743	513,678
General and administrative	1,003,121	351,091	1,772,870	586,058
Loss on Equity Accounted Investment (Note 17)	43,080	48,773	86,174	74,726
Management fees (Note 16)	80,000	35,000	160,000	235,000
Marketing and promotion	631,741	125,083	898,189	223,247
Professional fees	321,583	204,679	751,132	420,287
Rent and facilities	491,600	117,653	1,078,641	141,542
Salaries and benefits	1,865,473	909,645	3,448,662	1,649,663
Selling and shipping costs	2,111,169	659,755	3,581,886	1,238,540
Share based compensation (Note 13)	1,343,298	355,864	4,973,874	552,369
Expenses before Financing Activities and Transaction Costs	8,579,403	3,140,308	18,323,171	5,635,110

Income from Operations before Financing Activities and Transaction Costs	2,605,488	859,222	14,121,314	2,154,318

Interest expense	(119,632)	(62,947)	(191,454)	(158,242)
Accretion expense (Note 11)	(52,250)	(90,246)	(83,619)	(179,694)
Transaction costs (Note 5)	-	-	-	(204,282)
Other income (Note 10)	1,960,589	-	1,990,064	-
Gain (Loss) on revaluation of derivative liability	-	48,835	-	(1,635,140)

Income (loss) before income taxes	4,394,195	754,864	15,836,305	(23,040)

Deferred income tax expense (Note 18)	(4,289,290)	-	(4,289,290)	-

Net Income (Loss) and Comprehensive Income (Loss)	$104,905	$754,864	$11,547,015	$(23,040)

Weighted average number of common shares - basic	95,708,683	71,362,575	93,825,315	70,129,251
Weighted average number of common shares - diluted	98,911,671	72,457,234	97,028,302	70,129,251

Earnings (loss) per share - basic (Note 12)	$0.00	$0.01	$0.12	$(0.00)
Earnings (loss) per share - diluted (Note 12)	$0.00	$0.01	$0.12	$(0.00)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

CannTrust Holdings Inc.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended June 30, 2018 and June 30, 2017

(in Canadian dollars) (unaudited)

	Share Capital
					Retained
	Number of	Amount -	Share -based		Earnings
	common shares	Common shares	payment reserve	Warrants	(Deficit)	Total
Balance, December 31, 2016	67,995,919	$53,916,169	$-	$3,027,398	$(46,475,318)	$10,468,249
February 2017 Private Placement (Note 12)	510,000	1,020,000	-	25,168,200	-	26,188,200
February 2017 Warrants issued as partial consideration for Private Placement	-	-	-	499,169	-	499,169
Warrant issuance costs	-	-	-	(2,068,245)	-	(2,068,245)
March 2017 Share issuance on exercise of convertible debt (Note 12)	644,264	877,497	-	-	-	877,497
March 2017 Exercise of warrants (Note 12)	1,000,000	1,845,919	-	(545,919)	-	1,300,000
March 2017 Share issuance on exercise of convertible debt due on demand (Note 12)	1,068,161	1,068,161	-	-	-	1,068,161
March 2017 Share issuance as partial consideration for Warrant Financing (Note 12)	75,000	150,000	-	-	-	150,000
April 2017 Share issuance in lieu of services (Note 12)	100,000	200,000	-	-	-	200,000
Share-based compensation (Note 13)	-	-	552,369	-	-	552,369
Net loss and comprehensive loss	-	-	-	-	(23,040)	(23,040)
Balance, June 30, 2017	71,393,344	$59,077,746	$552,369	$26,080,603	$(46,498,358)	$39,212,360

Balance, December 31, 2017	90,906,265	$104,824,215	$2,272,302	$3,361,789	$(39,589,888)	$70,868,418
Exercise of stock options (Note 12 and 13)	191,666	730,622	(347,290)	-	-	383,332
Exercise of warrants (Note 12 and 14)	1,111,252	2,175,610	-	(953,232)	-	1,222,378
Exercise of broker warrants (Note 12 and 14)	579,006	1,714,020	-	(503,208)		1,210,812
Units issued in Bought deal (Note 12)	11,155,000	84,490,826	-	9,747,935	-	94,238,761
Share-based compensation (Note 13)	-	-	4,973,874	-	-	4,973,874
Vested Share options cancelled (Note 13)	-	-	(289,575)	-	289,575	-
Net income and comprehensive income	-	-	-	-	11,547,015	11,547,015

Balance, June 30, 2018	103,943,189	$193,935,293	$6,609,311	$11,653,284	$(27,753,298)	$184,444,590

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

CannTrust Holdings Inc.

Condensed Interim Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2018 and June 30, 2017

(in Canadian dollars) (unaudited)

	June 30, 2018	June 30, 2017

Operating Activities
Net income (loss)	$11,547,015	$(23,040)
Items not effecting cash
Amortization (Note 8)	2,194,835	957,826
Accretion expense	83,619	179,694
Biological assets expensed to cost of sales	14,285,936	5,315,296
Unrealized gain on changes in fair value of biological assets	(38,515,005)	(7,765,701)
Loss on Equity Accounted Investment	86,174	74,726
Gain on financial assets	(1,896,840)	-
Loss on revaluation of derivative liability	-	1,635,140
Interest expense, net of interest income	118,541	158,242
Expenses settled with inventory	-	67,760
Expenses settled with issuance of common shares	-	135,000
Deferred income taxes	4,289,290	-
Share-based compensation	4,973,874	552,369
	(2,832,561)	1,287,312
Changes in non-cash working capital
Harmonized sales tax recoverable	(1,466,349)	(435,071)
Inventory and biological assets	(2,128,968)	(974,895)
Accounts receivable	(416,469)	(66,261)
Prepaids	416,728	(854,155)
Accounts payable and accrued liabilities	(2,049,688)	(115,648)
Cash flows used in operating activities	(8,477,307)	(1,158,718)

Investing Activities
Purchase of property and equipment (Note 8)	(15,765,866)	(6,922,929)
Purchase of intangible asset (Note 9)	(326,275)	-
Acquisition of Greenhouse and related assets (Note 5)	-	(6,500,000)
Interest received	72,913	8,437
Advances to Joint Venture (Note 17)	(104,774)	(147,077)
Purchase of short term investments	(87,875,024)	(900,000)
Redemption of short term investments	100,000	200,000
Cash flows used in investing activities	(103,899,026)	(14,261,569)

Financing Activities
Proceeds from warrant private placement, net of issue costs	-	24,769,124
Proceeds from exercise of warrants (Note 12)	2,433,190	1,300,000
Proceeds from exercise of stock options (Note 12)	383,332	-
Proceeds from mortgage, net of costs (Note 11)	9,529,635	-
Proceeds from bought deal, net of costs (Note 12 and 14)	94,238,761	-
Repayment of promissory note (Note 5)	(200,000)	-
Interest paid	(191,454)	(566,500)
Restricted cash held as collateral on credit card financing	(50,000)	(75,000)

Cash flows provided by financing activities	106,143,464	25,427,624

Net (decrease) increase in cash	(6,232,869)	10,007,337

Cash, at beginning of period	17,961,043	4,895,145

Cash, at end of period	$11,728,174	$14,902,482

See notes 5, 8, 12 and 14 for non-cash financing.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2018 and June 30, 2017

(in Canadian dollars) (unaudited)

1.	NATURE OF OPERATIONS

Nature of Operations

CannTrust Holdings Inc. (“CannTrust” or the “Company”) is a Canadian Company incorporated in Ontario on March 16, 2015. The Company is the parent company of CannTrust Inc., a Canadian Company incorporated in Ontario on August 16, 2013 and Elmcliffe Investments Inc., a Canadian Company incorporated on October 31, 2013. On April 30, 2015, CannTrust Inc. and the Company completed a share reorganization, whereby the Company became the parent company of CannTrust Inc. The Company holds 50% of the outstanding shares of Cannabis Coffee & Tea Pod Company Ltd, a Canadian Company incorporated in Ontario on May 4, 2015. The Company holds 25% of the outstanding shares of Stenocare A/S (“Stenocare”), a Danish Company. The Company holds 50% of the outstanding shares of Greytrust Inc. (“Greytrust”), a Canadian Company incorporated in Ontario. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”), under the trading symbol “TRST”.

The Company is a licensed producer and distributor of medical cannabis in Canada pursuant to the provisions of the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) and the Controlled Drugs and Substances Act and its Regulations. The Company began production of medicinal cannabis at its hydroponic facility located in Vaughan, Ontario in Canada and received its license from Health Canada to sell on February 9, 2015. The Company commenced sale of medicinal cannabis under the Marijuana for Medical Purposes Regulations (“MMPR”) in February 2015.

On January 13, 2017, the Company, through its wholly owned subsidiary Elmcliffe Investments Inc. acquired various Greenhouse and related assets located in the regional municipality of Niagara, Ontario. The Company received is Health Canada Sales License for its Niagara Facility in February 2018.

The registered head office of the Company is in 3280 Langstaff Road, Building 1, Unit 1, Vaughan, Ontario, L4K 5B6.

2.	BASIS OF PRESENTATION

Basis of Preparation

The condensed interim consolidated financial statements have been prepared on the going concern basis, under the historical cost convention, except for biological assets and certain financial assets and liabilities which are presented at fair value, as detailed in the Company’s accounting policies.

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in compliance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”). The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and therefore should be read in conjunction with the annual audited consolidated financial statements of the Company for the year ended December 31, 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). These condensed interim consolidated financial statements were approved by the Board of Directors and authorized for issue by the Board of Directors on August 13, 2018.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2018 and June 30, 2017

(in Canadian dollars) (unaudited)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Biological Assets

The Company’s biological assets consist of cannabis plants which are not yet harvested. These biological assets are measured at fair value less costs to sell, which becomes the initial basis for the cost of finished goods inventories after harvest. Seeds are measured at fair market value. The Company expenses to cost of goods sold all direct and indirect costs relating to the production of biological assets during the reporting period. Unrealized gains or losses arising from changes in fair value less cost to sell during the reporting period are included in the gross margin as “Unrealized gain on changes in fair value of biological assets” in the statement of income (loss) and comprehensive income (loss).

b.	Inventory

Inventory is valued at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value less costs to sell at harvest, which becomes deemed cost. Any subsequent post-harvest direct and indirect costs are capitalized to inventory to the extent that cost is less than net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the average cost basis. Products for resale and supplies are valued at cost. When the inventory is sold capitalized costs are expensed through “Cost of goods sold” and the fair value adjustment on inventory sold is expensed through “Fair value changes in biological assets included in inventory sold.”

c.	New Standards Adopted in Current Year

•	IFRS 2 ‘Share-based Payment’ was issued by the IASB in June 2016. These amendments provide clarification on how to account for certain types of share-based transactions. The amendments are effective for the annual period beginning on or after January 1, 2018. The adoption of this amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

•	IFRS 9 ‘Financial Instruments: Classification and Measurement’ was issued by the IASB in July 2014 and introduces new requirements for the classification and measurement of financial instruments, a single forward-looking expected loss impairment model and a substantially reformed approach to hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The adoption of this amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

•	IFRS 15 ‘Revenue from Contracts with Customers’ was issued by the IASB in June 2014. The objective of IFRS 15 is to provide a single, comprehensive revenue recognition model for all contracts with customers. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. It also contains new disclosure requirements. Under IFRS 15, revenue from the sale of medicinal cannabis is recognized at a point in time when control over the goods have been transferred to the customer. The Company transfers control and satisfied its performance obligation upon delivery and acceptance by the customer, which is consistent with the Company’s previous revenue recognition policy under IAS 18. IFRS 15 was effective for the Company on January 1, 2018. The adoption of this new standard did not have a material impact on the Company’s condensed interim consolidated financial statements. The disclosure of disaggregated revenue as required by IFRS 15 is disclosed in Note 21.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2018 and June 30, 2017

(in Canadian dollars) (unaudited)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.	New Accounting Standards to be Adopted in the Future

At the date of authorization of these condensed interim consolidated financial statements, the IASB and IFRIC has issued the following new and revised Standards which are not yet effective for the relevant reporting periods and which the Company has not early adopted.

•	IFRS 16 ‘Leases’ was issued by the IASB in January 2016 and specifies the requirements to recognize, measure, present and disclose leases. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. The Company is currently assessing and still evaluating what impact the application of this standard will have on the condensed interim consolidated financial statements of the Company.

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of these condensed interim consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates. The impacts of such estimates are pervasive throughout the condensed interim consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant judgments include the following:

(i)	Assessing whether a joint arrangement is a joint operation or a joint venture. Refer to Note 17.

(ii)	The valuation and recoverability of deferred taxes. The Company has determined that the realization of certain assets related to income tax losses carried forward is probable on the basis of future taxable income. Refer to Note 18.

(iii)	Finite-lived intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. Finite-lived intangible assets are comprised of exclusive rights to proprietary genetics. Amortization is provided on a straight-line basis over 5 years. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Refer to Note 9.

(iv)	Plants that are in pre-harvest are considered biological assets and are recorded at fair value less cost to sell at their point of harvest. As they continue to grow through the pre-harvest stages, a corresponding non-cash unrealized gain on changes in fair value of biological assets is recognized. At harvest, the biological assets are transferred to inventory at their fair value less cost to sell which becomes the deemed cost of inventory. Biological assets inventory is later expensed as Fair Value changes in biological assets included in inventory sold. Cost of goods sold includes all direct and indirect pre-harvest production costs, excluding amortization, and capitalized post-harvest direct and indirect costs, excluding amortization, that were expensed in the period.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2018 and June 30, 2017

(in Canadian dollars) (unaudited)

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Significant estimates include the following:

(i)	The valuation of inventory at the lower of cost and net realizable value. Refer to Note 7.

(ii)	The valuation of biological assets, including estimating the stage of growth up to the point of harvest, harvesting costs, selling costs, sales price, wastage and expected yields per plant. Refer to Note 7.

(iii)	The estimated useful lives and residual values of Property and Equipment and related amortization included in profit and loss, as well as impairment on property and equipment. Refer to Note 8.

(iv)	Inputs used in option valuation models used for valuation of warrants and options. Refer to Note 13 and 14.

(v)	Inputs used in valuation models used for valuation of the financial assets. Refer to Note 10.

5.	ACQUISITION

On March 6, 2017, the Company, through its wholly owned subsidiary Elmcliffe Investments Inc. executed a Purchase and Sale Agreement to acquire various Greenhouse assets located in the regional municipality of Niagara, Ontario. The aggregate purchase price for the Greenhouse assets was $7,500,000. On execution of the Purchase and Sale Agreement, the operating business and all related intangible assets and intellectual property was assigned to a related party. Upon closing of the transaction, the existing operations ceased and the Company began a site conversion project in order to convert the facility into a Health Canada Approved Marijuana growth facility. With this purchase the Company has enhanced its ability to serve (i) the medicinal Marijuana market in Canada and Internationally and (ii) the Adult Recreational market in Canada which will become legal on October 17, 2018. The Company received its Health Canada Sales License for the completed Phase 1 conversion on February 12, 2018.

The Company has allocated the purchase price as follows:

Assets	Allocation

Land	$484,507
Residential Buildings	571,000
Greenhouses and Equipment	4,215,192
Plant and Equipment	2,115,301
Vehicles	114,000
Total of assets at fair value	$7,500,000

Consideration of the acquisition is comprised of:

Cash consideration	$6,500,000
Promissory note (a)	1,000,000
Total	$7,500,000

a.	As part of the consideration for the acquisition, a non-interest bearing promissory note was issued in the amount of $1,000,000 payable over 5 years in 5 consecutive annual payments of $200,000. The first payment of $200,000 was made in January 2018.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2018 and June 30, 2017

(in Canadian dollars) (unaudited)

5.	ACQUISITION (continued)

The following table reflects a continuity of the Company’s promissory note:

	June 30, 2018	December 31, 2017
Carrying amount, January 1	$1,000,000	$-
Issuance of promissory note	-	1,000,000
Repayment of promissory note	(200,000)	-
Carrying amount	$800,000	$1,000,000
less: Current portion of promissory note	(200,000)	(200,000)
Non-Current portion of promissory note	$600,000	$800,000

Costs incurred related to the acquisition totaled $204,282 which are included in 2017 transaction costs expense. No receivables, payables or inventory were acquired through the acquisition. There was no goodwill that arose from this acquisition. For the six months ended June 30, 2018 there were $332,079 (June 30, 2017 - $381,065) of expenses relating to the Greenhouse acquisition impacting profit and loss. These expenses related to amortization of the acquired assets.

6.	RESTRICTED CASH AND SHORT-TERM INVESTMENTS

	June 30, 2018	December 31, 2017
Short-term investment - GIC (i)	$87,976,562	$201,538
Restricted cash - GIC held as collateral (ii)	150,765	100,765
Total restricted cash and short-term investments	$88,127,327	$302,303

(i)	The investment is a one-year GIC held with a large Canadian financial institution at fixed interest rate of 1.6%. The GIC is redeemable without penalty after thirty days.

(ii)	$150,000 GIC is held by the bank as collateral against credit cards issued to management of the Company at an interest rate of 1.53%. The credit cards have a combined credit limit of $150,000.

The Company has a letter of credit with a large Canadian financial institution for up to $100,000. The letter of credit has a one-year expiry from the date of issue and an automatic annual extension with 30 days’ notice. The letter of credit is required as a covenant to the building lease agreement in the event of a default in lease payments. No funds have been drawn from the credit facility as at June 30, 2018 or December 31, 2017.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2018 and June 30, 2017

(in Canadian dollars) (unaudited)

7.	INVENTORY AND BIOLOGICAL ASSETS

The Company’s biological assets consist of seeds and cannabis plants. The Company’s biological assets are comprised of:

	June 30, 2018	December 31, 2017
Carrying amount, January 1	$9,843,690	$2,320,093
Seeds used	(819)	(979)
Changes in fair value less costs to sell due to biological transformation	38,515,005	24,856,050
Transferred to inventory upon harvest	(26,174,996)	(17,331,474)
Carrying amount	$22,182,880	$9,843,690

	June 30, 2018	December 31, 2017
Carrying amount, of seeds	$24,497	$25,316
Carrying amount, of live plants	22,158,383	9,818,374
	$22,182,880	$9,843,690

The valuation of biological assets is based on a market approach where the fair value at the point of harvest is estimated based on selling price less costs to sell. Biological assets are presented at their fair value less costs to sell up to the point of harvest. Because there is no actively traded commodity market for plants and dried product, the valuation of the biological assets is obtained using valuations techniques where the inputs are based upon unobservable market data and are classified as level 3 in the fair value hierarchy. There have been no transfers between levels.

To determine fair value the Company:

•	counts the number of plants on hand at the end of the period and multiplies the number of plants by the expected yield in grams per plant and the expected selling price per gram;
•	deducts costs remaining to complete the harvest and selling costs from the expected selling price; and
•	applies a discount rate based on the number of days that the Company expects it will take to sell the yield from the biological assets.

The significant assumptions used in determining the fair value of cannabis plants are:

•	stages of plant growth (days);
•	wastage of plants based on their various stages of growth;
•	expected yield by plant;
•	expected selling price per gram of harvested cannabis;
•	expected split between grams to be sold for medical and the recreational market;
•	an estimate of percentage of costs incurred for each stage of plant growth; and
•	percentage of costs incurred to date compared to the expected costs to be incurred in order to estimate fair value of an in-process plant.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2018 and June 30, 2017

(in Canadian dollars) (unaudited)

7.	INVENTORY AND BIOLOGICAL ASSETS (continued)

All of the plants are to be harvested as cannabis and all of the cannabis plants, on average, were 37% from harvest (in days) as at June 30, 2018 (December 31, 2017 – 52%).

The Company estimates the harvest yields for the plants at various stages of growth. As at June 30, 2018, it is expected that the Company’s biological assets will yield approximately 7,104,655 grams (December 31, 2017 – 1,911,972 grams) of biological produce, with net selling prices ranging from $3.27 to $10.13 per gram. The selling price is determined based on historical net selling prices for medical sales and the expected wholesale price for projected recreational sales giving a weighted average selling price of $4.34 per gram.

The Company’s estimates are, by nature, subject to change. Changes in the anticipated yield will be reflected in future changes in the gain or loss on biological assets. The Company performed a sensitivity analysis on the fair value of biological assets and noted that (i) a 10% decrease in selling prices would result in a $2,776,727 (December 31, 2017 - $1,261,124) decrease in the fair value of the biological assets and (ii) a 10% decrease in yield would result in a $2,217,578 (December 31, 2017 - $574,665) decrease in the fair value of the biological assets.

Inventories on hand consist of harvested finished goods, harvested cannabis in process, extracts, accessories and packaging supplies. Inventory is valued at the lower of cost and net realizable value. As at June 30, 2018, the Company held 3,479,895 grams of dry cannabis (December 31, 2017 – 626,935) and 3,383,621 grams of extracts (December 31, 2017 – 977,186).

Inventory is comprised of the following items:

	Dried Cannabis	Extracts	Other	June 30, 2018
Accessories	$-	$-	$151,343	$151,343
Finished Goods	1,758,530	2,725,914	-	4,484,444
Work-in-Progress	16,807,101	4,171,884	-	20,978,985
Packaging and supplies	-	-	37,178	37,178
Total Inventory	$18,565,631	$6,897,798	$188,521	$25,651,950

				December 31,
	Dried Cannabis	Extracts	Other	2017
Accessories	$-	$-	$116,974	$116,974
Finished Goods	1,279,339	2,126,785	-	3,406,124
Work-in-Progress	3,355,635	3,942,789	-	7,298,424
Packaging and supplies	-	-	137,500	137,500
Total Inventory	$4,634,974	$6,069,574	$254,474	$10,959,022

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2018 and June 30, 2017

(in Canadian dollars) (unaudited)

8.	PROPERTY AND EQUIPMENT

	Land	Leasehold Improvements	Buildings, Greenhouse and Improvements	Equipment	Other	T otal
Balance at December 31, 2017	$484,507	$2,966,924	$16,438,144	$18,734,488	$995,465	$39,619,528
Additions	-	75,229	6,153,518	10,919,627	617,492	17,765,866
Balance at June 30, 2018	$484,507	$3,042,153	$22,591,662	$29,654,115	$1,612,957	$57,385,394

Accumulated Amortization
Balance at December 31, 2017	$-	$(902,800)	$(293,922)	$(3,801,511)	$(657,610)	$(5,655,843)
Amortization	-	(115,088)	(458,393)	(2,152,740)	(142,696)	(2,868,916)
Balance at June 30, 2018	$-	$(1,017,888)	$(752,315)	$(5,954,251)	$(800,306)	$(8,524,759)

Carrying Amounts
Balance at December 31, 2017	$484,507	$2,064,124	$16,144,222	$14,932,977	$337,855	$33,963,685
Balance at June 30, 2018	$484,507	$2,024,265	$21,839,347	$23,699,864	$812,651	$48,860,635

As at June 30, 2018, $674,081 (December 31, 2017 - $385,950) of amortization was capitalized to ending inventory. $2,000,000 of Property and Equipment additions for the quarter ended June 30, 2018 is included in accounts payable.

9.	INTANGIBLE ASSETS

	June 30, 2018	December 31, 2017
Carrying amount, January 1	$-	$-
Additions (i)	326,275	-
Carrying amount	$326,275	$-

(i)	On April 30, 2018, the Company entered into an agreement to obtain proprietary genetics from New Breed Seed (NBS). The agreement awards the Company the exclusive ownership of all right, title and interest in certain cultivars in all territories outside of the USA for a period of 5 years. The seeds and plants derived from these seeds will allow the Company to produce an expanded product line of cannabis strains and derived products. Under the agreement there are four specified milestone payments to be made by the Company. The Company made the first milestone payment on May 31, 2018. Milestones include yield targets and certain product specific characteristics. The remaining $978,825 is to paid by the Company over the next 12 months in three equal installments contingent upon the Company attaining the performance requirements stipulated in the agreement. If the specified milestones are not achieved, the Company will only be required to pay 50% of the remaining installments outstanding.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2018 and June 30, 2017

(in Canadian dollars) (unaudited)

10.	FINANCIAL ASSETS

On June 26, 2018, the Company entered into a shareholder agreement with Grey Wolf Animal Health Inc. (“GWHA”) to form Greytrust Inc. Under the agreement, GWHA issued the Company 4,321,800 warrants exercisable to purchase 4,321,800 common shares of GWHA at $1.10 per share. The following table reflects a continuity of the value of the Company’s warrants in GWHA:

	June 30, 2018	December 31, 2017
Carrying amount, January 1	$-	$-
Issuance of warrants (i)	1,896,840	-
Carrying amount	$1,896,840	$-

i.	The warrants were valued at $1,896,840 at the grant date using a Black-Scholes option pricing model with the following assumptions: (i) expected dividend yield of 0%; (ii) average expected volatility of 37%; (iii) average risk-free rate of 1.87%; (iv) share price of $1.30; (v) forfeiture rate of 0%; and (vi) expected life of three years. The change in fair value between the grant date and June 30, 2018 was not significant. The Company performed a sensitivity analysis on the valuation of the warrants and noted that a 5% decrease in volatility would result in a $56,915 decrease in the valuation of the warrants. The Company performed a sensitivity analysis on the valuation of the warrants and noted that a 5% decrease in share price would result in a $206,539 decrease in the valuation of the warrants.

11.	MORTGAGE

The following table reflects a continuity of the Company’s mortgage payable:

	June 30, 2018	December 31, 2017
Carrying amount, January 1	$-	$-
Advance of mortgage financing (net of costs)	9,529,635	-
Accretion expense	83,619	-
Mortgage payments	(95,810)	-
Carrying amount	$9,517,444	$-
Less: current portion of mortage	(38,895)	-
Non-current portion of mortgage	$9,478,549	$-

On February 14, 2018, the Company secured $15,000,000 of mortgage financing on the Niagara Greenhouse Facility. On closing $10,000,000 was advanced to the Company with the remaining $5,000,000 to be advanced following the completion of the Greenhouse Phase 2. The mortgage has a two-year term and an amortization period of twenty years bearing an annual interest rate of 6.03% with a maturity date of February 15, 2020. Costs incurred related to the mortgage totaled $470,365 which are netted against the mortgage liability. The effective interest rate of the mortgage is 9.09%.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2018 and June 30, 2017

(in Canadian dollars) (unaudited)

12.	SHARE CAPITAL

The authorized capital stock of the Company consists of an unlimited number of common shares and unlimited number of Class A preference shares.

	Share Capital
	Number of
	Common	Amount -
	Shares	Common shares
Balance, December 31, 2016	67,995,919	$53,916,169
February 2017 Private Placement (i)	510,000	1,020,000
March 2017 Share issuance on exercise of convertible debt (ii)	644,264	877,497
March 2017 Exercise of warrants (iii)	1,000,000	1,845,919
March 2017 Share issuance on exercise of convertible debt due on demand (iv)	1,068,161	1,068,161
March 2017 Share issuance as partial consideration for Warrant Financing (v)	75,000	150,000
April 2017 Share issuance in lieu of services (vi)	100,000	200,000
Balance, June 30, 2017	71,393,344	$59,077,746

Balance, December 31, 2017	90,906,265	$104,824,215
Exercise of stock options (vii)	191,666	730,622
Exercise of warrants (viii)	1,111,252	2,175,610
Exercise of broker warrants (ix)	579,006	1,714,020
Units Issued in Bought Deal (x)	11,155,000	84,490,826
Balance, June 30, 2018	103,943,189	$193,935,293

(i)	On February 17, 2017, the Company issued, on a private placement basis, 510,000 common shares of the Company at a price of $2.00 per share for gross proceeds of $1,020,000. No broker fees were paid in respect of the 510,000 common shares issued.

(ii)	On March 6, 2017, $600,000 of convertible debt and related derivative liability with a total carrying value of $768,807 and $108,690 in accrued interest were converted into common shares at $1.10 per share resulting in the issuance of 644,264 common shares.

(iii)	On March 9, 2017, 2 warrants were exercised to purchase 1,000,000 common shares at $1.30 per share for gross proceeds of $1,300,000. The carrying value of the warrants were $545,919.

(iv)	On March 15, 2017, $1,000,000 of due on demand convertible debt and $68,161 in accrued interest were converted into common shares at $1.00 per share resulting in the issuance of 1,068,161 common shares.

(v)	As consideration for the special warrant subscription, the Company issued 75,000 common shares to the Agent on March 16, 2017. The value of the shares was measured by reference to the fair value of the common shares of the Company at the grant date. The fair value at the grant date was $2.00 per share.

(vi)	On April 28, 2017, 100,000 common shares were issued as consideration for management fees to related parties. The shares were valued at $2.00 per share, as determined by the value of the services received and invoices.

(vii)	During the six months ended June 30, 2018, 191,666 stock options were exercised at $2.00 per share for gross proceeds of $383,332. The carrying value of the options was $347,290.

(viii)	During the six months ended June 30, 2018, 1,111,252 warrants were exercised to purchase 1,111,252 common shares at $1.10 per share for gross proceeds of $1,222,378. The carrying value of the warrants was $953,232.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2018 and June 30, 2017

(in Canadian dollars) (unaudited)

12.	SHARE CAPITAL (Continued)

(ix)	During the six months ended June 30, 2018, 561,406 broker warrants were exercised to purchase 561,406 common shares at $2.00 per share for gross proceeds of $1,122,812. The carrying value of the warrants was $471,469. During the six months ended June 30, 2018, 17,600 broker warrants were exercised to purchase 17,600 common shares at $5.00 per share for gross proceeds of $88,000. The carrying value of the warrants was $31,739.

(x)	On June 5, 2018 the Company issued, on a bought deal basis, 11,155,000 units at $9.00 per unit for gross proceeds of $100,395,000. The Company’s Agent for the bought deal was paid an Agent’s Fee of $5,521,725. There was an additional transaction costs for the bought deal of $634,514. Each unit issued consisted of one common share and one-half of one common share purchase warrant (see Note 14(iv)). The total net proceeds of the bought deal were allocated to Common Share Capital and Warrants in the amounts of $84,490,826 and $9,747,935 respectively.

Earnings per share have been calculated using the weighted average number of shares outstanding during the year on a total outstanding and fully dilutive basis. The potential conversion of warrants, convertible debt and stock options into common shares, have a dilutive effect on earnings per share. The calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive. The weighted average number of basic and diluted shares, and their respective earnings per share amounts are presented in the table below:

	Three months ended		Six months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Numerator - basic and diluted earnings per share:
Net (loss) income and comprehensive (loss) income	$104,905	$754,864	$11,547,015	$(23,040)

Denominator - basic earnings per share:
Weighted average number of shares - basic	95,708,683	71,362,575	93,825,315	70,129,251

Denominator - diluted earnings per share:
Stock Options	1,818,438	-	1,818,438	-
Warrants	1,384,550	1,094,659	1,384,550	-
Weighted average number of shares - diluted	98,911,671	72,457,234	97,028,302	70,129,251

Earnings (loss) per share - basic	$0.00	$0.01	$0.12	$(0.00)
Earnings (loss) per share - diluted	$0.00	$0.01	$0.12	$(0.00)

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2018 and June 30, 2017

(in Canadian dollars) (unaudited)

13.	STOCK OPTION PLAN

The Company has an Employee Stock Option Plan (“ESOP”) that is administered by the Board of Directors of the Company. The Board of Directors establish expiry dates and exercise prices (at not less than market price, determined by recent transactions) at the date of grant. Options under the Plan remain exercisable in increments of 1/3 being exercisable on each of the first, second and third anniversaries from the date of grant, except as otherwise approved by the Board of Directors. The maximum number of common shares reserved for issuance for options that may be granted under the Plan is equal to 10% of the issued and outstanding common shares.

The following is a summary of the changes in the Company’s ESOP options during the period:

		Weighted Average
	Options issued	exercise price
December 31, 2016	-	$-
Options granted	1,565,000	2.00
June 30, 2017	1,565,000	$2.00
December 31, 2017	3,526,000	$3.45
Options granted	782,500	9.03
Options forfeited	(224,000)	5.65
Options exercised	(191,666)	2.00
June 30, 2018	3,892,834	$4.52

The weighted average fair value of common shares issued on exercise of options was $10.23 at time of exercise.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2018 and June 30, 2017

(in Canadian dollars) (unaudited)

13.	STOCK OPTION PLAN (continued)

The following is a summary of the outstanding stock options as at June 30, 2018.

Options Outstanding			Options Exercisable
	Weighted Average
Number	Remaining Contractual	Exercise Price per	Number	Exercise Price per
Outstanding	Life (years)	share	Exercisable	share
1,503,334	8.6	$2.00	250,000	$2.00
60,000	8.6	2.20	-	-
900,000	8.6	3.00	-	-
20,000	8.6	3.50	-	-
2,000	8.6	4.58	-	-
30,000	8.6	4.65	-	-
87,000	8.6	5.20	-	-
87,000	8.6	6.21	-	-
208,000	9.7	6.72	-	-
185,000	8.6	7.85	-	-
7,000	8.6	8.10	-	-
68,000	8.6	8.35	-	-
93,000	8.6	8.48	60,000	8.48
52,500	8.6	8.49	-	-
67,000	9.7	8.89	-	-
250,000	8.6	9.00	-	-
25,000	9.7	9.16	25,000	9.16
47,000	8.6	10.97	-	-
26,000	8.6	11.10	-	-
175,000	8.6	11.14	175,000	11.14
3,892,834	8.7	$4.52	510,000	$6.25

For the six months ended June 30, 2018, the Company recorded $4,973,874 (June 30, 2017 - $552,369) in share-based compensation expense related to options which are measured at fair value at the date of grant and expensed over the option’s vesting period. Included in retained earnings for the period is $289,575 (December 31, 2017 – Nil) relating to 75,000 fully vested stock options that were forfeited. In determining the amount of share-based compensation for the six months ended June 30, 2018, the Company used the Black-Scholes option pricing model applying the following assumptions to establish the fair value of options granted during the period:

Risk-free interest rate	2.0% - 2.3%
Expected life of options (years)	9.0 - 10
Expected annualized volatility	72%-74%
Expected dividend yield	Nil
Exercise price (per share)	$6.72 - $11.14

Volatility was estimated by using the historical volatility of other companies having trading and volatility history that the Company considers comparable. Comparable companies with lower volatilities have been used for options granted by the Company after it was listed publicly. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate was based on the zero-coupon Canada government bonds with a remaining term equal to the expected life of the options.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2018 and June 30, 2017

(in Canadian dollars) (unaudited)

14.	RESERVE FOR WARRANTS

The following table reflects the continuity of warrants:

		Number of
		common
		shares to be			Weighted
		issued on		Weighted	average
	Number of	exercise of		average	remaining life
	Warrants	warrants	Amount	exercise price	in years
December 31, 2017	2,450,722	3,450,721	$3,361,789	1.56	2.17
Exercise of warrants (i)	(1,111,252)	(1,111,252)	(953,232)	1.10
Exercise of broker warrants (ii)	(561,406)	(561,406)	(471,469)	2.00
Exercise of broker warrants (iii)	(17,600)	(17,600)	(31,739)	5.00
Warrants issued as partial consideration of Bought Deal (iv)	5,577,500	5,577,500	9,747,935	12.00	1.93
June 30, 2018	6,337,964	7,337,963	$11,653,284	9.52	1.87

(i)	During the six months ended June 30, 2018, 1,111,252 warrants were exercised to purchase 1,111,252 common shares at $1.10 per share for gross proceeds of $1,222,378. The carrying value of the warrants was $953,232.

(ii)	During the six months ended June 30, 2018, 561,406 broker warrants were exercised to purchase 561,406 common shares at $2.00 per share for gross proceeds of $1,122,812. The carrying value of the warrants was $471,469.

(iii)	During the six months ended June 30, 2018, 17,600 broker warrants were exercised to purchase 17,600 common shares at $5.00 per share for gross proceeds of $88,000. The carrying value of the warrants was $31,739.

(iv)	On June 5, 2018 the Company issued, on a bought deal basis, 11,155,000 units at $9.00 per unit for gross proceeds of $100,395,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each Warrant is exercisable to acquire one Common Share at an exercise price of $12.00 per share, subject to adjustment in certain events, until June 5, 2020. In the event that the daily volume weighted average trading price of the Common Shares exceeds $18.00 for 10 consecutive trading days on the Toronto Stock Exchange ("TSX"), the Company has the right to accelerate the expiry date of the Warrants upon providing not less than 15 trading days' notice of such acceleration. The warrants were valued at $9,747,935 at the grant date using a weighted average value derived from a Black-Scholes pricing model that is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. $636,793 of transaction costs were netted against the warrants. The following assumptions were used in the valuation: a) expected dividend yield of 0%; b) average expected volatility of 68 - 89%; c) average risk-free rate of 1.26 - 1.91%; d) share price of $8.89; e) forfeiture rate of 0% and; f) expected life of 0.25 - 2 years.

The weighted average fair value of common shares issued on exercise of warrants was $8.65 at the time of exercise.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2018 and June 30, 2017

(in Canadian dollars) (unaudited)

15.	COMMITMENTS

The Company’s commitments consist of the following:

	Total	2018	2019	2020	2021	2022	Beyond
Lease obligations	$65,997,777	$1,818,695	$3,789,394	$3,715,253	$3,681,419	$3,671,419	$49,321,597

On March 7, 2018, the Company executed a long-term agreement with Envest Corp. to provide cogeneration derived heat and power at its 450,000 square foot Greenhouse Facility. As part of the agreement, CannTrust is committed to $61,975,680 in aggregated lease and maintenance payments for a 20-year term to secure the rights to the Cogen equipment. The Company is currently utilizing a smaller temporary Cogen equipment system to provide heat and power while the larger long-term Cogen solution is being installed. The installation, once completed, will constitute a lease under IFRS 16 and the Cogen equipment will be recorded within property and equipment, with a corresponding lease liability recognized. Embedded service costs pertaining to maintenance will be separated from the lease and expensed as incurred.

16.	RELATED PARTY TRANSACTIONS

Key Management and Director Compensation

During the six-month period ended June 30, 2018, the compensation of key management and directors of the Company totaled $825,992 (June 30, 2017 - $428,501), and consisted of salaries, bonuses, and director fees. There were 315,000 (June 30, 2017 - 825,000) stock options valued at $2,431,153 (June 30, 2017 - $1,641,715) issued to key management and directors during the six-month period ended June 30, 2018. There were 175,000 (June 30, 2017 – Nil) stock options valued at $314,125 (June 30, 2017 – Nil) exercised by related parties during the six-month period ended June 30, 2018. There were 75,000 (June 30, 2017 – Nil) stock options valued at $289,575 (June 30, 2017 – Nil) forfeited by related parties during the six-month period ended June 30, 2018. Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company.

During the six-month period ended June 30, 2018, the Company incurred $160,000 (June 30, 2017 - $235,000) of management fees to related parties, of which $26,667 (December 31, 2017 - $26,667) was unpaid and included in accounts payable at June 30, 2018. During the six-months ended June 30, 2018, the Company incurred legal fees of $263,086 (2017 - $313,793) relating to corporate services provided by a firm at which a director of the Company is a partner.

17.	INVESTMENTS

On July 15, 2015, the Company entered into a joint venture with Club Coffee L.P. (“Club Coffee”), in which each entity holds 50% of the outstanding shares of Cannabis Coffee & Tea Pod Company Ltd (“CCTP”). The Joint Venture will have access to patents and IP developed by CannTrust and Club Coffee and will build a network of licensees who will be licensed to manufacture product using patents and Intellectual Property owned by the Joint Venture. The cost of the investment was nominal. During the six-month period ended June 30, 2018, CCTP had a net loss and comprehensive loss after tax of $172,348 (June, 2017 - $149,452) of which $86,174 (June 30, 2017 - $74,726) was the Company’s share. The Company’s interest in CCTP was recorded as an equity accounted investment of $174,673 as at June 30, 2018 (December 31, 2017 - $156,073). Included in the investment balance is the cumulative net loss of $380,376 and net receivables of $555,049 of which $104,478 was advanced during the six months ended June 30, 2018.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2018 and June 30, 2017

(in Canadian dollars) (unaudited)

17.	INVESTMENTS (continued)

As a condition of permitting the Company to trade its Common Shares on the TSX, the TSX required of the Company that the two license agreements entered into by CCTP with Lighthouse Strategies LLC and Silver State Wellness LLC in respect of certain geographic areas of the United States of America (collectively, the “US License Agreements”), be assigned to an entity in which the Company does not have an economic interest therein. Accordingly, on January 22, 2018 the Company and the other party to CCTP, Club Coffee, agreed to amend the Shareholder’s Agreement in which the parties agreed to assign the US License Agreements to a related party of CCTP in which the Company has no economic interest. In exchange CTTP received the option at the Company’s sole decision and after having met certain pre-stipulated conditions, to repurchase the US License Agreements for a nominal amount. These conditions are:

a)	marijuana being legalized federally in the United States of America, and/or

b)	the TSX revising its rules such that it no longer has a prohibition against its listed companies having an interest in US assets which are involved in the marijuana business, and/or

c)	the Common shares of the Company are involuntarily delisted from the TSX, and/or

d)	control of the Company is acquired by another entity, provided that the shares of the Company will be delisted from the TSX upon the change of control.

The transaction constitutes a disposal of the US License and IP whereby the Company is no longer entitled to any future economic benefits from the US Licenses and IP until such time that the option to reassign is exercised.

On March 8, 2018, the Company executed an agreement to obtain a 25% interest in Stenocare IVS with the right to appoint half of the Board of Directors of Stenocare. Stenocare IVS is licensed to produce and sell cannabis products in Denmark. The cost of the investment was nominal. On April 5, 2018, Stenocare changed its incorporation status from being Stenocare IVS to Stenocare A/S. There was no financial statement impact to the Company from the Stenocare investment for the six months ended June 30, 2018.

On June 26, 2018, the Company entered into a shareholder agreement with GWAH to form a new company, Greytrust Inc. (“Greytrust”). Both the Company and GWAH obtained 50% ownership of Greytrust and each with the right to appoint one Board of Director to govern Greytrust Inc. The cost of the investment was nominal. Greytrust will develop and distribute medical cannabis Animal Healthcare products. Greytrust had no material transactions as of June 30, 2018.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2018 and June 30, 2017

(in Canadian dollars) (unaudited)

18.	INCOME TAXES

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rate to the income for the period and is reconciled as follows:

	June 30, 2018	June 30, 2017
Net income (loss) before income taxes	$15,836,305	$(23,040)
Combined federal and provincial statutory income tax rate	26.5%	26.5%
Tax expense (recovery) at statutory rate	$4,196,621	$(6,106)

Non-deductible expenses and other permanent differences	300,936	735,800
Change in deferred tax assets not recognized	(208,267)	(729,694)
Income Tax Expense	$4,289,290	$-
Current	-	-
Deferred	4,289,290	-
	$4,289,290	$-

Deferred income tax balance is comprised of the following:

	June 30, 2018	December 31, 2017
Deferred Tax Assets
Undepreciated Capital Cost in excess of book value	$2,259,061	$606,812
Reserves and loss carry-forwards	5,448,218	4,661,627
Share issue costs	85,473	120,817

Deferred Tax Liabilities
Biological assets and inventory	(12,082,042)	(5,180,989)
Deferred tax asset not recognized	-	(208,267)
Net Deferred Tax Liability	$(4,289,290)	$-

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2018 and June 30, 2017

(in Canadian dollars) (unaudited)

19.	FINANCIAL INSTRUMENTS

Financial Risk Management Objectives and Policies

The Company manages its exposure to a number of different financial risks arising from its operations as well as its use of financial instruments including market risks (foreign currency exchange rate and interest rate), credit risk and liquidity risk through its risk management strategy. The objective of the strategy is to support the delivery of the Company's financial targets while protecting its future financial security and flexibility.

Financial risks are primarily managed and monitored through operating and financing activities. The financial risks are evaluated regularly with due consideration to changes in the key economic indicators and up-to-date market information.

A summary of the Company's risk exposures as it relates to financial instruments are reflected below:

Interest Rate Risk

Interest rate risk is the risk that the cash flows of a financial instrument will fluctuate due to changes in market interest rates. Interest rate risk on the mortgage is limited due to the fact that that it has a fixed rate.

As at June 30, 2018, the Company had $87,976,562 (December 31, 2017 – $201,538) in short-term investments held with a large Canadian financial institution. The Company’s short-term investments consist of GICs which have a fixed rate of interest and can be redeemed every 30 days without penalty. The Company redeems amounts as required to fund its ongoing working capital requirements. There is minimal interest rate risk associated with the instrument.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. As at June 30, 2018, the Company had accounts payable and accrued liabilities, the current portion of promissory note and the current portion of mortgage of $6,792,101 (December 31, 2017 – $6,779,997), and cash, short-term investments, HST recoverable and accounts receivable of $104,311,734 (December 31, 2017 - $20,959,674) to meet its current obligations.

The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements.

In addition to the commitments disclosed in Note 15, the Company is obligated to the following contractual maturities of undiscounted cash flows:

				Years 4
As at June 30, 2018	Total	Year 1	Year 2-3	and after
Accounts payable and accrued liabilities	$6,553,206	$6,553,206	$-	$-
Mortgage	10,918,736	861,795	10,056,941	-
Promissory note	800,000	200,000	400,000	200,000
Total	$18,271,942	$7,615,001	$10,456,941	$200,000

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2018 and June 30, 2017

(in Canadian dollars) (unaudited)

19.	FINANCIAL INSTRUMENTS (continued)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is not exposed to significant credit risk as the Company’s sales are typically paid at the time of transaction, with an immaterial balance to be collected subsequently.

The carrying amount of cash and cash equivalents, short-term investments, restricted cash and accounts receivable represents the maximum exposure to credit risk. At June 30, 2018, this amounted to $100,359,440 (December 31, 2017 - $18,423,729). Since the inception of the Company, no losses have been suffered in relation to cash at the bank.

Fair Value Disclosures

Fair value represents management’s estimates of the market value at a given point in time, which may not reflect fair value in the future. These calculations are subjective in nature, involve uncertainties and are a matter of judgement and therefore cannot be determined with precision.

The carrying values of the cash, short term investments, accounts receivable, accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

The promissory note payable is non-interest bearing and its fair value approximates its carrying value.

The carrying value and fair value of the mortgage is as follows:

June 30, 2018	Carrying Value	Fair Value
Mortgage	$9,517,444	$9,902,269

The Company uses the government of Canada bond yield curve plus an adequate constant credit spread to discount the above financial instruments in order to determine fair value. The fair value of the mortgage payable is based upon level 2 fair value hierarchy inputs.

The warrants in GWAH (note 10) represent a level 3 financial instruments. The share price and volatility are significant unobservable inputs. Increases or decreases in the share price will result in an increase or decrease in fair value.

20.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to:

•	Maintain a capital structure that allows it to finance its growth strategy with cash flows from operations;

•	Preserve its ability to meet its financial obligations by funding the capital needs via private and public sources; and

•	Optimize the use of capital to provide an appropriate return on investment to its shareholders.

The Company defines its capital as shareholders’ equity.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the capital management strategy during the six months ended June 30, 2018.

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2018 and June 30, 2017

(in Canadian dollars) (unaudited)

21.	REVENUE

The following table disaggregates revenue by major source:

	Three months ended		Six months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Dried Cannabis	$3,519,200	$1,998,064	$6,536,603	$3,846,395
Extracts	5,364,196	2,344,614	9,841,722	3,434,248
Other	166,843	198,700	511,761	293,980
	$9,050,239	$4,541,378	$16,890,086	$7,574,623

All revenue was from sales of medical cannabis in Canada.

22.	SUBSEQUENT EVENTS

(i)	On July 19, 2018, the Company signed an Agreement of Purchase and Sale to acquire a 23 acre property for $850,000 on land adjacent to its Niagara Greenhouse Facility.

(ii)	On July 31, 2018, 290,000 stock options were granted with an exercise price of $6.70 vesting over a three year term.